Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

February 1, 2010

Jim B. Rosenberg

Division of Corporate Finance

Attn: Jim B. Rosenberg

Attn: Mary Mast

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Super Luck, Inc.

Form 10-K for the year ending November 30, 2008

File Number: 0-51817

Dear Mr. Rosenberg and Ms. Mast:

Please be advised that our law firm serves as legal counsel to Super Luck, Inc., a Delaware company (the “Company”).

This letter is in regards to your verbal comment of January 14, 2010.   The Company is in the process of addressing the verbal comment.  However, the Company is unable to meet the response deadline.  We anticipate that the Company will be able to respond to the verbal comment on or before February 11, 2010.  Accordingly, we respectfully request an extension until February 11, 2010 in which to submit our response.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary Joiner, Esq.